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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68320

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MAINFIRST SECURITIES US INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Kennedyallee 76
(No. and Street)

Frankfurt	Germany	D-60596
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Bjoern Kirchner, T. +49 69 78808 222

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mazars USA LLP

(Name – *if individual, state last, first, middle name*)

135 West 50th Street	New York	New York	10020
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing

MAR 02 2020

Washington, DC

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Andrew Gross, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MAINFIRST SECURITIES US INC., as of December, 31, 20 19, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Andrew Gross (CEO)

Title

Notary Public

PATRICK CULLEN
Notary Public, State of New York
No. 01CU6384472
Qualified in Kings County
Commission Expires Dec. 10, 2022

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

M MAZARS

Report of Independent Registered Public Accounting Firm

To the Board of Directors of
Main*First* Securities US Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Main*First* Securities US Inc. (a wholly-owned subsidiary of Stifel Nicolaus Europe Limited) (the "Company"), as of December 31, 2019, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company, as of December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Mazars USA LLP

We have served as the Company's auditor since 2010.

New York, NY
February 26, 2020

MAZARS USA LLP
135 WEST 50TH STREET – NEW YORK, NEW YORK – 10020
TEL: 212.812.7000 – FAX: 212.375.6888 – WWW.MAZARSUSA.COM

MAINFIRST SECURITIES US INC.
(A Wholly-Owned Subsidiary of Stifel Nicolaus Europe Limited)
Statement of Financial Condition
December 31, 2019

Assets	
Cash and cash equivalents	$ 1,402,109
Fees receivables	194,328
Furniture and equipment	
(net of accumulated depreciation of $271,051)	74,762
Prepaid expenses	16,607
Rent deposit	125,709
Operating lease ROU asset	1,249,683
Total assets	$ 3,063,198
Liabilities and Stockholder's Equity	
Liabilities	
Accrued expenses and other liabilities	$ 194,249
Accrued discretionary bonuses	214,000
Income tax payable	3,429
Deferred tax liability, net	10,900
Operating lease liability	1,448,578
Total liabilities	1,871,156
Stockholder's equity	
Common stock, no par value; 200 shares authorized, issued and outstanding	-
Additional paid-in capital	3,200,000
Accumulated deficit	(2,007,958)
Total stockholder's equity	1,192,042
Total liabilities and stockholder's equity	$ 3,063,198

The accompanying notes are an integral part of this financial statement.

1. Organization and Nature of Business

MAINFIRST SECURITIES US INC. (the "Company") is a foreign-owned broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and Securities Investor Protection Corporation (SIPC). The Company is organized under the laws of the State of New York.

Effective as of 1 November 2019 MAINFIRST SECURITIES US INC. was completely acquired by Stifel Nicolaus Europe Limited, London, and was wholly owned by MAINFIRST HOLDING AG, Zurich, until then. Stifel Nicolaus Europe Limited is a 100% owned subsidiary of Stifel Europe Holdings Limited, which is in turn a 100% owned subsidiary of Stifel Financial Corp. (NYSE: SF).

The Company generates commission by acting as an introducing broker-dealer effecting equity sale of foreign securities and providing related brokerage services to institutional clients in the United States. Such equity sales and related services will be initiated as a result of the distribution of research reports on European equity securities by a foreign affiliate MAINFIRST BANK AG, Frankfurt am Main. The Company does not act as a market maker, nor does it engage in proprietary trading.

All foreign equity trades are cleared and settled on a delivery versus payment basis. Accordingly, neither the Company nor its execution partner, MAINFIRST BANK AG, carry customer accounts or receive, deliver, or hold cash or securities in connection with such transactions. MAINFIRST BANK AG acts as counterparty on all client equity trades and enters into offsetting equity trades with market counterparties (on European markets, central counterparties or other brokers).

The Company has Offices of Supervisory Jurisdiction (OSJ´s) in Frankfurt am Main and New York with regulatory branch offices in London, Paris and Zurich.

Although the Company experienced recent losses, the parent company is committed to support the Company as it forms an integral part of its business activities in European equities.

2. Summary of Significant Accounting Policies

Basis of Preparation

The Company's financial statements are prepared in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP) and prevailing industry practice.

Use of Estimates

The preparation of the financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Estimates, by their nature, are based on judgment and available information. Therefore, actual results could differ materially from those estimates. Such estimates include the operating lease discount rate, allowance for doubtful accounts, compensation accruals and estimated contingency reserves.

No allowance for doubtful accounts was required as of December 31, 2019.

Revenues and Expenses

Commissions and related expenses are recorded on a trade date basis as securities transactions occur. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Revenue from research services is recognized when realizable and the performance obligation has been satisfied.

Furniture and Equipment

Furniture and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, generally three years for computer and telecommunication equipment, and eight years for furniture and fixtures.

Income Taxes

The Company utilizes the asset and liability method to calculate deferred tax assets and liabilities. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing tax laws and rates expected to be in effect at the time of reversal. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years. Valuation allowances are recognized if, based on the weight of available evidence, it is more likely than not that some portion of the deferred tax assets will not be realized.

Leases

Operating lease right-of-use ("ROU") assets and lease liabilities are recognized at the commencement date of a lease based on the present value of lease payments over the lease term. The Company uses its incremental borrowing rate of 6.0% in determining the present value of lease payments.

Cash and Cash Equivalents

The Company considers investments with original maturities of less than three months, when acquired, to be cash equivalents.

3. Furniture and Equipment

Furniture and equipment consist of the following at December 31, 2019:

Furniture	$	149,251
Computer and telephone equipment		196,562
Total		345,813
Less accumulated depreciation		(271,051)
Net	$	74,762

4. Income Taxes

The Company is subject to taxation in the United States, New York state and local jurisdiction.

As of December 31, 2019, the major sources of temporary differences and their deferred income tax effects are as follows:

Deferred tax assets/(liabilities)		
Net operating losses	$	900,500
Valuation allowance		(900,500)
Furniture and equipment		(24,300)
Amortization		10,000
Other		3,400
Deferred tax liability, net	$	(10,900)

The Company has adopted the authoritative guidance under ASC No. 740 "Income Taxes" relating to accounting for uncertainty in income taxes. This standard prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken by the Company. As of December 31, 2019, the Company determined that it had no uncertain tax positions, which affected its financial position and its results of operations or its cash flows, and will continue to evaluate for uncertain tax positions in the future.

The Company is no longer subject to U.S. federal, state, and local tax examinations for years before 2016.

As of December 31, 2019 a total net operating loss of approximately $2,500,000 is available to offset future Federal and state taxable income. In assessing the realization of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management believes that it is more likely than not that the Company will not realize the benefits of significantly all of these deductible differences and accordingly has applied a full valuation allowance against its deferred tax assets.

The net change in current year valuation allowance was approximately $606,000.

5. Retirement Plan

The Company has a 401(k) profit sharing plan that covers all full-time employees who have attained the age of 21 and who have completed 30 days of service as defined in the plan. The Board of Directors determines contributions to the plan annually. Eligible employees are immediately vested.

6. Leases

At December 31, 2019, the Company has an operating lease for office space at 747 Third Avenue New York. The lease will expire on February 21, 2025. The lease agreement contains provisions for future rent increases, rent free periods, or periods in which rent payments are reduced (abated).

As of December 31, 2019 an operating lease right-of-use asset of $ 1,249,683 and an operating lease liability of $ 1,448,578 have been recorded in the statement of financial condition.

The maturity of the lease liability at December 31, 2019 was as follows:

2020	$	292,879
2021		298,489
2022		304,213
2023		310,050
2024		316,004
Thereafter		240,403
Total	$	1,762,038
Less imputed interest		(313,460)
Lease liability	$	1,448,578

7. Risk Management

Credit Risk

All foreign equity trades are cleared and settled on a delivery versus payment ("DVP") basis. Accordingly, neither the Company nor its execution and clearing partner, MAINFIRST BANK AG, carry customer accounts or receive, deliver, or hold cash or securities in connection with such transactions. MAINFIRST BANK AG acts as counterparty on all client trades and enters into off-setting trades with market counterparties (on European markets, usually central counterparties or other brokers). In the event that customers of the Company fail to perform their obligations with respect to the trade, such obligations under the SEC financial responsibility rules are the responsibility of the Company.

The Company maintains cash at one financial institution. Cash balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At time during the year, balances exceeded insured limits. As of December 31, 2019, the excess was approximately $1,150,000.

8. Related Party Transactions

Under the Service Level Agreement and the Expense Sharing Agreement with MAINFIRST BANK AG, the Company receives a commission allocation from MAINFIRST BANK AG consisting of introducing brokerage fees and other income and is allocated expenses for research, sales, execution and administrative services.

As of December 31, 2019, receivables of $41,200 against MAINFIRST BANK AG are included in fee receivables in the statement of financial condition.

The Company does not grant loans to any officer or employee of the Company.

9. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires a broker-dealer to have, at all times, sufficient liquid assets to cover current indebtedness. For purposes of the Net Capital Rule, the Company is regarded as the clearing firm, as MAINFIRST BANK AG respectively its European clearing and settlement partners is not a US registered firm. Accordingly, the Company has a minimum net capital requirement under SEC Rule 15c3-1 of the greater of $250,000 or 6.67% of aggregate indebtedness (equals 15 to 1 aggregate indebtedness to net capital).

At December 31, 2019, the Company had net capital of $909,988, which was $659,988 in excess of its required net capital of $250,000. At December 31, 2019, the Company had aggregate indebtedness of $492,121. The ratio of aggregate indebtedness to net capital was 0.54 to 1.

10. Subsequent Events

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2019, and through the date of the filing of this report. There have been no material subsequent events that occurred during such period that would require disclosure in this report or would be required to be recognized in the financial statements as of December 31, 2019.